UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-1(a)
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                         Firearms Training Systems, Inc.

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                    318120102

                                 (CUSIP Number)

                              Coleman Gregory, Esq.
                             PB Capital Corporation
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 756-5967

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Peter J. Schaeffer, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036
                                 (212) 336-2000

                                  May 13, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
                               following box. |_|

                  Note: Schedules filed in paper format shall include a signed original and five copied of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)

CUSIP NO. 318120102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON:

      Deutsche Post AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      German
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


                              (Page 2 of 11 pages)

CUSIP NO. 318120102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON:

      Deutsche Postbank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Germany
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


                              (Page 3 of 11 pages)

CUSIP NO. 318120102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON:

      PB (USA) Holdings, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


                              (Page 4 of 11 pages)

CUSIP NO. 318120102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON:

      PB Capital Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


                              (Page 5 of 11 pages)

ITEM 1. SECURITY AND ISSUER

      The title of the class of equity securities to which this Schedule relates is class A voting common stock (the "Common Stock"), of Firearms Training Systems, Inc., a Delaware corporation ("FTS"). The address of the principal executive offices of FTS is 7340 McGinnis Ferry Road, Suwanee, Georgia 30174.

ITEM 2. IDENTITY AND BACKGROUND

      The schedule is being filed by (i) Deutsche Post AG, a German corporation ("Deutsche Post"), with its principal executive office located at Robert-Schuman-Platz, 53175 Bonn, Germany, (ii) Deutsche Postbank AG, a German corporation ("Deutsche Postbank"), with its principal executive offices at Friedrich-Ebert-Allee 114-126, 53113 Bonn, Germany, (iii) PB (USA) Holdings, Inc. (formerly known as "BHF (USA) Holdings, Inc."), a Delaware corporation ("PB Holdings"), with its principal executive offices at 590 Madison Avenue, New York, New York 10022, and (iv) PB Capital Corporation (formerly known as "BHF
(USA) Capital Corporation"), a Delaware corporation ("PB Capital"), with its principal executive office located at 590 Madison Avenue, New York, New York 10022. Deutsche Post, Deutsche Postbank, PB Holdings and PB Capital are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director of the Reporting Persons is set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 is a United States citizen unless otherwise indicated.

      As described in Item 4 below, this Schedule 13D is being filed to reflect the Reporting Persons' sale and disposition of FTS' Common Stock previously held by the Reporting Persons. The Reporting Persons filed a Schedule 13D on November 29, 2001 in connection with the acquisition of PB Capital by Deutsche Postbank.

      Neither the Reporting Persons nor any of their respective directors and executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


                              (Page 6 of 11 pages)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

      Prior to giving effect to the completion of the transaction summarized below, PB Capital beneficially owned an aggregate of 7,100,391 shares of FTS' Common Stock (representing at the time of acquisition approximately 10.3% of the outstanding Common Stock of FTS). On May 13, 2002, PB Capital sold all of such shares to existing FTS shareholders, so that PB Capital is no longer an owner of any securities of FTS.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      As of May 13, 2002, the Reporting Persons do not beneficially own any securities of FTS. The number of shares of FTS' Common Stock beneficially owned, prior to the transaction described in Item 4 above, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by the Reporting Persons as of the date of such transaction was 7,100,391 shares of FTS' Common Stock, representing at the time of the acquisition thereof, approximately 10.3% of the outstanding FTS' Common Stock. The Reporting Persons had sole voting or dispositive power with respect to the shares of FTS' Common Stock which they beneficially held.

      Except for the transaction described in Item 4 above, no transactions were effected by the Reporting Persons in FTS' Common Stock during the 60 days preceding the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 7. Agreement of Joint Filing.


                              (Page 7 of 11 pages)

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DEUTSCHE POST AG


Date: May 22, 2002                      By:  /s/ Dr. Bernd Boeken
                                            ------------------------------------
                                             Name: Dr. Bernd Boeken
                                             Title: Executive Director Corporate
                                                    Finance


Date: May 22, 2002                      By:  /s/ Dr. Anton Hauck
                                            ------------------------------------
                                             Name: Dr. Anton Hauck
                                             Title: Managing Director Tax and
                                                    Risk Management

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DEUTSCHE POSTBANK AG


Date: May 22, 2002                      By:  /s/ A. Martin
                                            ------------------------------------
                                             Name: A. Martin
                                             Title: Vice President


Date: May 22, 2002                      By:  /s/ P. Buescher
                                            ------------------------------------
                                             Name: P. Buescher
                                             Title: Legal Counsel

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PB (USA) HOLDINGS, INC.


Date: May 22, 2002                      By:  /s/ Thomas Leissl
                                            ------------------------------------
                                             Name: Thomas Leissl
                                             Title: Senior Managing Director


Date: May 22, 2002                      By:  /s/ Coleman Gregory
                                            ------------------------------------
                                             Name: Coleman Gregory
                                             Title: Secretary

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PB CAPITAL CORPORATION


Date: May 22, 2002                      By:  /s/ Thomas Leissl
                                            ------------------------------------
                                             Name: Thomas Leissl
                                             Title: Senior Managing Director


Date: May 22, 2002                      By:  /s/ Coleman Gregory
                                            ------------------------------------
                                             Name: Coleman Gregory
                                             Title: Senior Vice President

Schedule 1

                          DIRECTORS OF DEUTSCHE POST AG

Name                                Principal Occupation       Citizenship         Business Address
Dr. Klaus Zumwinkel                 Managing Director          German              Robert-Schuman-Platz
                                                                                   53175
                                                                                   Bonn, Germany

Dr. Hans-Dieter Petram              Managing Director          German              Robert-Schuman-Platz
                                                                                   53175
                                                                                   Bonn, Germany

Dr. Peter Kruse                     Managing Director          German              Robert-Schuman-Platz
                                                                                   53175
                                                                                   Bonn, Germany

Uwe Rolf Dorken                     Managing Director          German              Robert-Schuman-Platz
                                                                                   53175
                                                                                   Bonn, Germany

Prof. Dr. Wulf von Schimmelmann     Managing Director          German              Robert-Schuman-Platz
                                                                                   53175
                                                                                   Bonn, Germany

Walter Scheurle                     Managing Director          German              Robert-Schuman-Platz
                                                                                   53175
                                                                                   Bonn, Germany

Dr. Edgar Ernst                     Managing Director          German              Robert-Schuman-Platz
                                                                                   53175
                                                                                   Bonn, Germany

                        DIRECTORS OF DEUTSCHE POSTBANK AG

Name                               Principal occupation       Citizenship        Business Address
Prof. Dr. Wulf von Schimmelmann    Managing Director          German             Friedrich-Ebert-Allee
                                                                                 114-126, 53113
                                                                                 Bonn, Germany

Stefan Jutte                       Managing Director          German             Friedrich-Ebert-Allee
                                                                                 114-126, 53113
                                                                                 Bonn, Germany

Volker Mai                         Managing Director          German             Friedrich-Ebert-Allee
                                                                                 114-126, 53113
                                                                                 Bonn, Germany

Loukas Rizos                       Managing Director          German             Friedrich-Ebert-Allee
                                                                                 114-126, 53113
                                                                                 Bonn, Germany

Dirk Berensmann                    Managing Director          German             Friedrich-Ebert-Allee
                                                                                 114-126, 53113
                                                                                 Bonn, Germany

Lothar Rogg                        Managing Director          German             Friedrich-Ebert-Allee
                                                                                 114-126, 53113
                                                                                 Bonn, Germany

                      DIRECTORS OF PB (USA) HOLDINGS, INC.

Name                       Principal Occupation                    Citizenship          Business Address
Burkhard Frankenberger     Member of Board of Directors and        German               590 Madison Avenue,
                           Managing Director                                            New York 10022

Thomas Leissl              Member of Board of Directors and        German               590 Madison Avenue,
                           Managing Director                                            New York 10022

Wulf von Schimmelmann      Chairman of Board of Directors          German               Friedrich-Ebert-Allee
                                                                                        114-126, 53113
                                                                                        Bonn, Germany

Stefan Jutte               Member of Board of Directors            German               Friedrich-Ebert-Allee
                                                                                        114-126, 53113
                                                                                        Bonn, Germany

Horst Willemse             Member of Board of Directors            German               Friedrich-Ebert-Allee
                                                                                        114-126, 53113
                                                                                        Bonn, Germany

                       DIRECTORS OF PB CAPITAL CORPORATION

Name                       Principal Occupation                    Citizenship          Business Address
Burkhard Frankenberger     Member of Board of Directors and        German               590 Madison Avenue,
                           Senior Managing Director                                     New York 10022

Thomas Leissl              Member of Board of Directors and        German               590 Madison Avenue,
                           Senior Managing Director                                     New York 10022

Wulf von Schimmelmann      Chairman of Board of Directors          German               Friedrich-Ebert-Allee
                                                                                        114-126, 53113
                                                                                        Bonn, Germany

Stefan Jutte               Member of Board of Directors            German               Friedrich-Ebert-Allee
                                                                                        114-126, 53113
                                                                                        Bonn, Germany

Horst Willemse             Member of Board of Directors            German               Friedrich-Ebert-Allee
                                                                                        114-126, 53113
                                                                                        Bonn, Germany